FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

International KRL Resources Corp.)

(Translation of registrant's name into English)

Suite 720 – 475 Howe Street, Vancouver, BC, V6C 2B3

(Address of principal executive offices)

Attachments:

1.

Annual General Meeting Notice September 8, 2004

2.

Early Warning Report Notice September 10, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

International KRL Resources Corp.

(Registrant)

Date: September 30, 2004

By:

“Seamus Young”

 Name

Its:

President

(Title)

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

September 08, 2004

To:

All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: International KRL Resources Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type

: Annual General & Special

2. Class of Securities

: Entitled to Receive Notice : Common

3. Class of Securities

: Entitled to Vote : Common

4. CUSIP Number

: 45972T105

5. Record Date for Notice

: October 18, 2004

6. Record Date for Voting

: October 18, 2004

7. Beneficial Ownership

: Determination Date : October 18, 2004

8. Meeting Date

: November 18, 2004

9. Meeting Location

: Vancouver

10. Business

: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax: 604.661.9401

INTERNATIONAL KRL RESOURCES CORP.

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has acquired an aggregate of 2,000,000 common shares and 1,000,000 purchase warrants of International KRL Resources Corp. ("Int'l KRL"). As a result, G&C exercises control or direction over an 8.05% interest, on an undiluted basis or an 11.61% interest, on a partially diluted basis, assuming the conversion of all purchase warrants held, in Int'l KRL, as of August 31, 2004.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 2,000,000 common shares and 1,000,000 purchase warrants of Int'l KRL. This represents an approximate 8.05% interest of the class on an undiluted basis or an 11.61% interest on a partially diluted basis, assuming the conversion of all purchase warrants held.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Int'l KRL acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h) **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not applicable.

(i) **Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.**

DATED this 10th day of September, 2004.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: ______________________________
Name: Benjamin J. Eggers
Title: Vice-President & Secretary